02031402

CompuCom Systems Inc

2001 ANNUAL REPORT

COMPUCOM SYSTEMS, INC.
2001 Annual Report

TABLE OF CONTENTS

To Our Shareholders

In 2001, CompuCom achieved its 15th consecutive profitable year and expanded the breadth and depth of its outsourcing and system integration services.

It is no secret that this past year was a difficult one for the economy at large, and in particular, for the technology sector. Lower demand for technology products, and lower spending by large corporations tested the business models of both IT product and service providers.

CompuCom felt the spending slowdown most acutely in its product business. Total revenue for the year declined to $1.8 billion from $2.7 billion in 2000. The entire decline can be attributed to our hardware product resale business, as our service business grew 4% to $282 million and our software resale and licensing management business grew 10% to $271 million.

In spite of this challenging environment, CompuCom increased its full year earnings by 30% to $6.7 million. We closed 2001 with the strongest balance sheet in our history, with $123 million in cash. We have a broader and more valuable set of service offerings and an expanded client base comprised of industry-leading companies and government organizations.

Our results in 2001 were due in large part to effective cost management and a focus on our operational processes. During the year we reduced operating expenses to $230 million, from $261 million in 2000.

Our focus on improved operations yielded the highest inventory turns in our history. Our emphasis on customer satisfaction and billing and collections processes resulted in continued strong trade and vendor accounts receivable performance. These improvements, in turn, contributed to a reduction in CompuCom's financing expense for 2001 to $3.3 million from $15.3 million in 2000.

We are pleased with the continuing transition of CompuCom to a services-led business. During 2001, service gross margin dollars as a percent of total gross margin dollars increased to 41% from 35% in the previous year. Our service revenue as a percent of total revenue increased to 15.5% from 10.0% in 2000. The shift to services is also readily apparent in the improvement in total gross margin percentage to 13.4% from 10.5% in 2000.

While 2001 saw reduced spending by large enterprises on technology products and services, companies continued to seek operational cost savings, better information systems security, higher quality support and help in developing, enhancing and migrating applications. CompuCom met these needs through an expanded set of product fulfillment, outsourcing and system integration services.

Three factors were, and continue to be, key to our success and our transition to a services-led business: our value proposition; a shift to higher value-added services; and our focus on service quality.

CompuCom's Value Proposition

First, CompuCom's value proposition is powerful. We are dedicated to helping our clients simplify the entire end-to-end process of technology selection, integration and ongoing operations of their information systems. Put another way, we combine our product acquisition and fulfillment capability with an outstanding, national IT service delivery organization to quickly and effectively design, build, deploy and operate IT systems.

How does this compare with our competitors? On the one hand, other IT service companies often do not have the ISO 9001-certified product fulfillment capability or the relationships with the equipment manufacturers and software companies necessary to expedite and manage technology selection, acquisition and deployment of both hardware and software. On the other hand, traditional product resellers typically do not have the services strength or the geographic coverage necessary to meet the full range of technology assessment, implementation and ongoing support needs. CompuCom has all of these, and more. And with the acquisition of Northern NEF in November, CompuCom can now offer its value proposition to the fast growing Federal marketplace.

An excellent example of the strength of this product and service combination can be found in our software resale and licensing management business. As a national Microsoft ESA (Enterprise Software Advisor) provider, we not only offer clients valuable licensing management services, but can also help them better understand, manage, and deploy Microsoft technologies. Clients who purchase a new Microsoft Enterprise Agreement from CompuCom can take advantage of value-added services such as: Microsoft Licensing Workshop; Developing Migration Strategies for the New XP Desktop; Exploring Microsoft .NET; Creating the Microsoft .NET Roadmap; and our full range of planning, deployment, implementation and support services, available nationally.

This same tight alignment of our software and service businesses led to an expansion of our key partner relationships last year, with CompuCom being named an Enterprise Solution Partner by both Computer Associates and Symantec.

Higher Value-Added Services

Second, during the course of 2001, CompuCom shifted its services mix to higher value-added service offerings. With the reduction in product resale revenue, product transaction-related services like configuration, installation and extended warranty declined as well. We offset those declines by rapidly growing our application design and development services, which have a current run rate of approximately $40 million per year, and by focusing our professional services on client requirements for security, asset management, e-support, storage systems and wireless implementations.

In growing these higher value-added services, CompuCom has also become platform-independent, as we can now assist clients on a variety of platforms, including industry leaders like BEA WebLogic and IBM WebSphere, in addition to Microsoft .NET, Windows 2000 and XP.

As part of our shift in the mix of services, we continued to focus on moving clients from a per call or per hour staff augmentation service delivery model, to fixed price, multi-year, service level-based outsourcing contracts. We believe this outsourcing model provides a higher level of quality for our clients, stronger client relationships and more predictable revenue.

Commitment to Service Quality

Third, our commitment to service quality is unwavering. CompuCom's formal program to regularly assess our clients' view of our service quality, both objectively and subjectively, and to address any shortcomings, is the cornerstone of our transition to a services-led business. We expanded the use of this program in 2001, and will do so again this year. We believe it is the key to winning new clients and to broadening our current client relationships consistent with the expansion of our capabilities described above.

While we pay the most attention to what our clients tell us about our service quality, we are also honored when that emphasis yields industry recognition and recognition by our partners, as it did in 2001. During the year, CompuCom won its third "Star Award for Outstanding Enterprise Help Desk" and earned the prestigious Support Center Practices Certification for the fourth consecutive year. Compaq named CompuCom as the first solutions provider authorized to both sell and deliver Compaq CarePaq services. IBM bestowed its first "Best IBM Customer Service - Western U.S. Award" on CompuCom in recognition of the quality of service we delivered on IBM products. We achieved Microsoft's Gold Certification for Enterprise Systems.

As we embrace the challenges and opportunities that 2002 will bring, we are building on a strong foundation. We continue to earn the trust and the business of an outstanding set of clients who are industry leaders in their own fields. Our capabilities are much enhanced, with a richer set of services to offer our clients. Perhaps most importantly, we have over 3,500 CompuCom associates who, working with our clients in an extraordinarily challenging economic environment, are motivated, most of all, by the desire to provide our products and services in an outstanding manner.

To our shareholders, clients and associates I say, "Thank you."

J. Edward Coleman

J. Edward Coleman
Chairman, President and Chief Executive Officer

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Selected Financial Data

Operating Results (in thousands, except per share amounts)	2001	2000	1999	1998	1997
	For the Years Ended December 31,				
Revenues	$ 1,815,504	$ 2,710,637	$ 2,952,263	$ 2,281,631	$ 1,971,762
Gross margin	243,997	284,220	319,069	285,214	271,909
Earnings before income taxes	11,102	8,530 (1)	18,977	668 (2)	58,658 (3)
Net earnings	6,661	5,118 (1)	11,574	401 (2)	35,194 (3)
Earnings (loss) per common share:					
Basic	.12	.09 (1)	.22	(.01) (2)	.75 (3)
Diluted	.12	.09 (1)	.22	(.01) (2)	.71 (3)
Balance Sheet Data					
Total assets	$ 444,083	$ 436,360	$ 498,052	$ 545,489	$ 462,590
Long-term debt	-	-	-	81,929	97,400
Convertible subordinated notes	-	-	-	-	3,000
Stockholders' equity	235,312	229,552	222,972	210,281	210,200

(1) Includes a restructuring related charge of $5.2 million ($3.1 million, after tax) and net gains on marketable securities of $1.0 million ($0.6 million, after tax) or ($.05) per share

(2) Includes restructuring related charges of $16.4 million ($9.9 million, after tax) or ($.21) per share

(3) Includes nonrecurring gains on prepayment of secured note related to sale of subsidiary in 1994 of $1.6 million ($1.0 million, after tax) and gain on sale of Company's former headquarters of $4.0 million ($2.4 million, after tax) or $.07 per share

Management's Discussion and Analysis of Financial Condition and Results of Operations

Founded in 1987, CompuCom Systems, Inc., together with its subsidiaries is a leading single-source provider of information systems services and products designed to enhance the productivity of large and medium-sized organizations throughout the United States. CompuCom provides information technology outsourcing and system integration services that help clients reduce the costs, complexities, obstacles and risks associated with new technology adoption, operational transition and on-going management of their information systems. CompuCom markets and sells technology management services and products through a direct sales force to approximately 4,400 business clients.

CompuCom's discussion and analysis of its financial condition and results of operations are based upon CompuCom's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires CompuCom to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. CompuCom bases its estimates on historical experience and on other relevant assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Critical Accounting Policies

The Securities and Exchange Commission ("SEC") recently released Financial Reporting Release No. 60, which requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. In addition, Financial Reporting Release No. 61 was recently released by the SEC to require all companies to include a discussion to address, among other matters, liquidity, off-balance sheet arrangements, contractual obligations and commercial commitments. CompuCom's significant accounting policies and methods used in the preparation of the Consolidated Financial Statements are discussed in Footnote 1 of the Notes to Consolidated Financial Statements. The following is a listing of CompuCom's critical accounting policies and a brief discussion of each:

- Allowance for doubtful accounts;
- Revenue recognition;
- Intangible assets and goodwill; and
- Income taxes

Allowance for Doubtful Accounts. CompuCom's allowance for doubtful accounts relate to trade and vendor accounts receivable. Footnote 2 of the Notes to Consolidated Financial Statements summarize the activity in these accounts. The allowance for doubtful accounts is an estimate prepared by management based on identification of the collectibility of specific accounts and the overall condition of the receivable portfolios. The Company specifically analyzes trade and vendor receivables, and analyzes historical bad debts, customer credits, customer concentrations, customer credit-worthiness, current economic trends, changes in customer payment terms and the complexities of vendor-mandated program requirements, when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of the Company's customers or vendors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Likewise, should the Company determine that it would be able to realize more of its receivables in the future than previously estimated, an adjustment to the allowance would increase income in the period such determination was made. The allowance for doubtful accounts is reviewed on a quarterly basis and adjustments are recorded as deemed necessary. In the fourth quarter of 2001, after a thorough analysis of the above noted criteria and the significant risk reduction in the Company's receivable portfolios, the Company recorded a $2.1 million adjustment to reduce costs of sales relating to the receivable portfolios.

Revenue Recognition. CompuCom derives revenue from primarily two sources- 1) product sales- which consist of sales of personal computer-related products, including desktop, networking, storage, and mobile computing products, as well as peripherals and software-related products and licenses and 2) services- which consist primarily of application design, development and maintenance, all aspects of desktop outsourcing, including field engineering, as well as help desk and LAN/WAN network outsourcing, configuration, asset tracking, software management, mobile computing services, IT consulting, training, and services provided in support of certain manufacturers' direct fulfillment initiatives.

CompuCom recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable and collectibility is probable. Generally for product sales, these criteria are met at the time of delivery to a common carrier. Provision is made at the time the related revenue is recognized for estimated product returns, which historically have been immaterial. The Company analyzes historical returns, current economic trends, and changes in customer demand when evaluating the adequacy of provisions for sales returns. At the time of the transaction, the Company determines whether the fee associated with revenue transactions is fixed and determinable and whether or not collection is reasonably assured. The Company determines whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after the normal payment terms, which are generally 30 days from invoice date, the Company recognizes revenue as the fees become due. The Company assesses collectibility based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from customers. If the Company determines that collection of the fee is not reasonably assured, the Company defers the revenue and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash. For all sales, the Company generally uses either a binding purchase order or signed sales agreement as evidence of an arrangement. Shipping and handling revenues are included in product revenues and costs are included in product costs. The Company's services revenue is primarily billed based on hourly rates, and the Company generally recognizes revenue as these services are performed or ratably over the contract term. CompuCom receives volume incentives from certain vendors related to sales activity of certain products which are recorded as a reduction of cost of goods sold when deemed earned. These incentives are generally based on a particular quarter's sales activity and are primarily formula based, but can significantly fluctuate on a quarterly basis. The Company records these volume incentives when it is reasonably certain as to the amount of the earned rebate/incentive.

Intangible Assets and Goodwill. CompuCom assesses the impairment of identifiable intangibles and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that CompuCom considers important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner or use of the acquired assets or the strategy for the Company's overall business;
- significant negative industry or economic trends;
- significant decline in its stock price for a sustained period; and
- CompuCom's market capitalization relative to net book value

If CompuCom determines that the carrying value of identifiable intangibles and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company assesses the recoverability of the intangibles by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flow of the acquired operations. Any impairment is measured based on a projected discounted cash flow method using a discount rate reflecting the Company's average cost of funds. Net intangible assets and goodwill amounted to approximately $111 million as of December 31, 2001.

In 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" became effective, and as a result, CompuCom will cease to amortize goodwill at January 1, 2002. CompuCom recorded approximately $7.5 million of goodwill and intangible amortization during 2001. In lieu of amortization, the Company is required to perform an initial impairment review of goodwill in 2002 and an annual impairment review thereafter. SFAS No. 142 will require the Company to test goodwill for impairment at a level referred to as a reporting unit. Goodwill is considered impaired and a loss is recognized when its carrying value exceeds its implied fair value. The Company may use a number of valuation methods including quoted market prices, discounted cash flows and revenue multiples. As an overall check on the reasonableness of the fair values attributed to the

Company's reporting units, the Company will consider comparing and contrasting the aggregate fair values for all reporting units with the Company's average total market capitalization for a reasonable period of time. However, SFAS No. 142 states that the fair value may exceed market capitalization due to factors such as control premiums and synergies. The Company is required to complete the initial impairment review during the first half of 2002. Any transitional impairment loss, which could be significant, will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations.

Income Taxes. CompuCom is required to estimate income taxes in each of the jurisdictions in which the Company operates. This process involves estimating the Company's actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Company's consolidated balance sheet. The Company must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent that the Company believes recovery is not likely, the Company must establish a valuation allowance. To the extent the Company establishes a valuation allowance in a period, the Company must include an expense within the tax provision in the statement of operations. CompuCom has not recorded a valuation allowance to reduce the carrying amount of recorded deferred tax assets representing future deductions, as the Company believes it will have sufficient taxable income in the future to realize these deductions. CompuCom considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event CompuCom were to determine that it would not be able to realize its deferred tax assets in the future, an adjustment to the deferred tax asset would decrease income in the period such determination was made.

Results of Operations

The following table presents CompuCom's total revenue, gross margin and gross margin percentage by revenue source. Operating expenses, financing expenses, income taxes and net earnings are shown as a percentage of total revenue for the three years ended December 31:

	2001	2000	1999
		($ in thousands)	
Revenue:			
Product	$ 1,533,567	$ 2,439,106	$ 2,648,341
Service	281,937	271,531	300,105
Other	-	-	3,817
Total revenue	$ 1,815,504	$ 2,710,637	$ 2,952,263
Gross margin:			
Product	$ 144,150	$ 184,976	$ 216,166
Service	99,847	99,244	101,184
Other	-	-	1,719
Total gross margin	$ 243,997	$ 284,220	$ 319,069
Gross margin percentage:			
Product	9.4%	7.6%	8.2%
Service	35.4%	36.5%	33.7%
Other	-	-	45.0%
Total gross margin percentage	13.4%	10.5%	10.8%
Operating expenses:			
Selling	3.6%	3.1%	3.7%
Service	3.0%	1.8%	1.6%
General and administrative	4.8%	3.7%	3.3%
Depreciation and amortization	1.2%	0.8%	0.8%
Restructuring charges	0.0%	0.2%	0.0%
Total operating expenses	12.6%	9.6%	9.4%
Earnings from operations	0.8%	0.9%	1.4%
Financing expenses	0.2%	0.6%	0.8%
Earnings before income taxes	0.6%	0.3%	0.6%
Income taxes	0.2%	0.1%	0.2%
Net earnings	0.4%	0.2%	0.4%

OVERVIEW

Business Combinations

In January 2001, CompuCom purchased certain assets of MicroAge Technology Services, L.L.C. ("MTS", or "the MTS acquisition"). The assets were purchased out of bankruptcy court and primarily consisted of trade accounts receivable as well as vendor accounts receivable and inventory. The purchase price of approximately $79 million (after post-closing adjustments) was financed using available cash. The purchased assets were used by MTS primarily in its business as a systems integrator of personal computer products. As part of the MTS acquisition, the Company also hired certain of MTS' national sales force, technical service personnel and administrative personnel.

In July 2001, CompuCom purchased certain assets and assumed certain liabilities of Excell Data Corporation ("Excell", or "the Excell acquisition") for approximately $27 million in available cash, pursuant to the terms of the Asset Purchase Agreement entered into by and among CompuCom, Excell and Cambridge Technology Partners, Inc. ("Cambridge"), the parent of Excell. At the time of the acquisition, Safeguard held a 16.5% equity ownership interest in Cambridge. The net assets acquired were used by Excell primarily in its business of high-end technical applications development, network infrastructure design and deployment and worldwide event technical planning and support. Essentially all of the Excell workforce, consisting of technical application developers, consultants, and administrative personnel were hired as part of the Excell acquisition. The purpose of the Excell acquisition was to expand the suite of CompuCom's service offerings.

In November 2001, CompuCom purchased certain assets and assumed certain liabilities associated with the application development division of E-Certify Corporation ("ClientLink", or "the ClientLink acquisition") for approximately $2 million in available cash and the surrender of such number of E-Certify Corporation's common stock to decrease the Company's percent ownership from 22% to 19% of outstanding shares. ClientLink provides high-end technical consulting, development, deployment and maintenance services. The ClientLink acquisition further expands the suite of CompuCom's service offerings. Since 1999, the Company accounted for their investment in E-Certify using the equity method.

In November 2001, CompuCom acquired Northern NEF, Inc. ("NNEF", or "the NNEF acquisition") for approximately $15 million in available cash. NNEF is a Federal systems integrator and solutions provider, whose services include systems engineering, software development, integration, test and training as well as related program management support services to various defense and civilian agencies of the Federal government, as well as to state governments and commercial accounts. The NNEF acquisition provides CompuCom with an entrance to the Federal marketplace and expands the capabilities NNEF can provide primarily to its Federal clients through CompuCom's existing service offerings.

2001 Compared to 2000

Product revenue, which is primarily derived from the sale of desktop, networking, storage, and mobile computing products, as well as peripherals and software-related products and licenses to corporate and government clients, decreased approximately 37.1% to $1.5 billion in 2001 from $2.4 billion in 2000. This decrease was primarily a result of both a decline in units sold and lower average selling prices. CompuCom believes this decrease can be primarily attributed to general economic conditions which has resulted in lower demand for personal computer products mainly from its Fortune 1000 client base. As a result of this economic slowdown, product purchases and IT projects are being delayed, downsized or cancelled. In addition, product revenue has been negatively impacted not only by certain clients electing to participate in certain manufacturers' direct fulfillment programs, thereby fulfilling their product requirements directly from the manufacturer but also from increased competition from other direct marketers. Partially offsetting the overall decrease in product revenue was incremental product revenue realized as a result of the MTS acquisition as well as a 17.3% increase in software license revenue from $202 million in 2000 to $237 million in 2001.

Product gross margin is the difference between product revenue and the cost of that product revenue. The cost of product revenue consists primarily of the price CompuCom pays to acquire the product from the vendor. Product gross margin as a percentage of product revenue increased to 9.4% in 2001 from 7.6% in 2000, while 2001 product gross margin dollars declined $40.8 million to $144.2 million. The decline in product gross margin dollars was primarily a result of the decline in product revenue. CompuCom believes the increase in product gross margin as a percentage of product revenue was primarily due to the decline in revenue generated by higher volume, lower margin clients. Also contributing to the product gross margin percentage increase was an increase, as a percentage of product revenue, in the amount of vendor volume incentives earned in 2001 as compared to 2000. Each quarter CompuCom performs a risk assessment relating to the collectibility of receivables, the realizability of inventories and the likelihood of the collection of vendor rebate receivables. During 2001, the balance sheet amounts relating to receivables, inventories and vendor rebate receivables declined 26.2%, 51.8%, and 49.7%, respectively. As a result, CompuCom believes its balance sheet risk also lessened, resulting in a fourth quarter favorable adjustment to product cost of $2.1 million. Partially offsetting the overall increase in product gross margin percentage was the impact of the increase in software license revenue, which has a lower average gross margin than other product sales. Due to both the weak overall economic environment and competitive conditions, CompuCom expects to continue to experience competitive pressure on both product revenue and product gross margin, the result of which may be to report lower product revenue and product gross margin when compared to the comparable prior year period or previous quarter.

Service revenue increased approximately 3.8% to $282 million in 2001 from $272 million in 2000. Service revenue is primarily derived from application design, development and maintenance, all aspects of desktop outsourcing, including field engineering, as well as help desk and LAN/WAN network outsourcing, configuration, asset tracking, software management, mobile computing services, IT consulting, network infrastructure and deployment, event technical planning and support, and services provided in support of certain manufacturers' direct fulfillment initiatives. Service revenue reflects revenue generated by the actual performance of specific services and does not include product sales associated with service projects. The increase in service revenue was primarily due to service revenue related to field engineering and the impact of the Excell acquisition. The increase in service revenue related to field engineering was primarily due to the MTS acquisition. Partially offsetting these increases were declines in demand for services directly related to the sale of desktop, networking, and mobile computing products, such as configuration and installation services, and IT consulting services. Service gross margin as a percentage of service revenue decreased to 35.4% in 2001 from 36.5% in 2000. The decrease in service gross margin was primarily due to pricing pressure on the Company's service offerings. In addition, service gross margin percentage realized on Excell revenue is lower relative to the collective gross margin percentage of the Company's other service-related offerings. CompuCom expects to experience continued pressure on both service revenue and service gross margin, the result of which may be to report lower service revenue and related service gross margin when compared to the comparable prior year period or previous quarter.

Selling expenses consist primarily of salary, commissions and benefits for sales and sales-support personnel, along with other costs directly related to such personnel. Selling expense decreased approximately $18.8 million in 2001 as compared to 2000. CompuCom attributes this decrease to its own cost management efforts, primarily related to sales-support personnel and related costs, chiefly telecommunications expense, as well as reductions in selling expenses that vary directly with the decline in product revenue. Selling expense as a percentage of revenue increased to approximately 3.6% of revenue in 2001 from approximately 3.1% in 2000, due primarily to the decline in product revenue for the comparable periods.

Service expenses consist primarily of salary and benefits cost for personnel supporting the service business, along with other costs directly related to such personnel. Service expenses increased approximately $4.4 million in 2001 as compared to 2000. The increase was due primarily to personnel and training costs, as well as investments in the service infrastructure associated with supporting the service business. A portion of this increase relates to the added personnel and infrastructure costs associated with the Excell acquisition. As a percentage of revenue, service expense increased to 3.0% in 2001 from 1.8% in 2000. Contributing to the increase in service expense as a percentage of total revenue was the decline in product revenue.

General and administrative expenses consist principally of salary and benefit costs for executive, operations, information services, and administrative personnel, along with certain infrastructure costs directly related to such personnel, as well as professional services and other general corporate activities. General and administrative expense decreased approximately $12.8 million in 2001 versus 2000. The decrease is reflective of the Company's ongoing cost management efforts which include personnel-related costs, as well as certain infrastructure costs, primarily telecommunications expense. General and administrative expense increased as a percentage of revenue from 3.7% in 2000 to 4.8% in 2001 due primarily to the decline in product revenue. Operating expenses are reported net of reimbursements by certain manufacturers for specific training, promotional and marketing programs. These reimbursements offset certain expenses incurred.

Depreciation and amortization expense increased approximately $0.9 million in 2001, a 4% increase over 2000. The increase was primarily due to depreciation related to capital expenditures for upgrades to the Company's technology infrastructure, personal computer deployments to certain personnel, including those hired as part of the MTS acquisition, and certain other capital investments associated with the MTS acquisition. As a percentage of revenue, this expense increased from 0.8% in 2000 to 1.2% in 2001 primarily due to the decline in product revenue.

Financing expense decreased in absolute dollars and as a percentage of revenue in 2001 as compared to 2000. The decrease in financing expense was primarily due to CompuCom's improved management of working capital, as well as lower financing requirements due to the decline in product revenue. The decline in financing expense was also due to the effect of higher interest income generated from investing increased available cash as well as a decrease in CompuCom's average effective interest rate in 2001 to 6.6% as compared to 8.2% in 2000.

As a result of the factors discussed above, CompuCom recorded net earnings in 2001 of $6.7 million, up 30.1% when compared to 2000. Net earnings in 2000 were $5.1 million, including an after-tax restructuring charge of $3.1 million.

2000 Compared to 1999

Product revenue, which is primarily derived from the sale of desktop, networking, storage, and mobile computing products, as well as peripherals and software-related products and licenses to corporate and government clients, decreased approximately 7.9% to $2.4 billion in 2000 from $2.6 billion in 1999. CompuCom believes product revenue was negatively impacted by manufacturer direct selling and fulfillment initiatives as well as lower product demand when compared to higher than normal spending by CompuCom's clients in 1999 as part of their preparation for the Year 2000. These factors were partially offset by the positive impact of the acquisition of the Technology Acquisition Services Division ("TASD") of Entex Information Services, Inc., which occurred in May 1999. Product gross margin as a percentage of product revenue decreased to 7.6% in 2000 from 8.2% in 1999. This decrease was primarily due to increased competition from direct marketers and other companies who sell personal computer products.

Service revenue decreased approximately 9.5% to $272 million in 2000 from $300 million in 1999. Service revenue is primarily derived from all aspects of desktop outsourcing, including field engineering, as well as help desk and LAN/WAN network outsourcing, configuration, asset tracking, software management, mobile computing services, IT consulting, and services provided in support of certain manufacturers' direct fulfillment initiatives. Service revenue reflects revenue generated by the actual performance of specific services and does not include product sales associated with service projects. The decline in service revenue was primarily due to lower demand for consulting services. CompuCom believes the decline in consulting services revenue can be primarily attributed to its clients' Year 2000 concerns and higher spending on Year 2000 related projects that occurred in 1999 and not in 2000. This decline was partially offset by increases in revenue related to field engineering and services provided in support of certain manufacturers' direct fulfillment initiatives. Service gross margin as a percentage of service revenue increased to 36.5% in 2000 from 33.7% in 1999. The increase in service gross margin was due primarily to improvements in the management and utilization of service-related resources and a greater mix of services being performed that generally have a higher gross margin.

Selling expense decreased approximately $24.1 million in 2000 as compared to 1999. Selling expense as a percentage of revenue declined to approximately 3.1% of revenue in 2000 from approximately 3.7% for the same prior year period. CompuCom attributes this decrease primarily to its own cost reduction efforts, as well as that certain integration costs incurred in 1999 as part of the TASD acquisition were not incurred in 2000.

Service expenses increased approximately $2.1 million in 2000 compared to 1999. As a percentage of revenue, service expense increased to 1.8% in 2000 from 1.6% in 1999. The increase was due primarily to personnel costs and investments in the service infrastructure associated with supporting the service business, as well as enhancements and additions of new service offerings, partially offset by the impact of the April 1999 E-Certify merger whereby ClientLink was no longer a consolidated subsidiary. Consequently, service expense in 2000 does not reflect ClientLink's operating expenses.

General and administrative expense increased approximately $1.5 million in 2000 versus 1999. General and administrative expense increased as a percentage of revenue from 3.3% in 1999 to 3.7% in 2000 due primarily to the decline in total revenue for the comparable periods. Operating expenses are reported net of reimbursements by certain manufacturers for specific training, promotional and marketing programs. These reimbursements offset certain expenses incurred.

Depreciation and amortization expense was relatively flat in 2000 as compared to 1999 in both absolute dollars and as a percentage of revenue. Reflected in depreciation and amortization expense was the impact of goodwill amortization related to the May 1999 TASD acquisition for the full year 2000. However, this impact was offset by additional goodwill amortization of $0.7 million recorded in 1999 related to the completion of the allocation of the purchase price of two 1998 acquisitions.

Financing expense decreased in absolute dollars and as a percentage of revenue in 2000 as compared to 1999. This decline was primarily due to two factors: greater financing requirements in 1999 mainly due to the TASD acquisition, and CompuCom's ability to improve its management of working capital, resulting in lower financing needs. This decline was partially offset by an increase in CompuCom's effective interest rate in 2000 to 8.2% as compared to 7.7% in 1999.

During the second quarter of 2000, CompuCom recognized a pretax gain of approximately $2.0 million on the sale of a portion of its investment in OPUS360 Corporation ("OPUS"). The gain was the result of the Company's participation in the initial public offering of OPUS stock. In December 2000, CompuCom recognized a $1.0 million impairment charge for its investment in OPUS as such investment was judged to have experienced an other than temporary decline in value.

As a result of the factors discussed above, CompuCom recorded net earnings in 2000 of $5.1 million, including an after-tax restructuring charge of approximately $3.1 million, compared to net earnings of $11.6 million in 1999.

Liquidity and Capital Resources

Working capital at December 31, 2001 was $87.1 million, compared to $117.5 million at December 31, 2000. The decrease in working capital was primarily the result of declines in receivables and inventories, offset by an increase in cash and cash equivalents. The decrease in receivables was primarily due to the decline in revenue, particularly in the fourth quarter, when revenue was 48% less than fourth quarter 2000. Partially offsetting the impact of lower revenue levels was a $76.0 million reduction in the amount of receivables utilized under CompuCom's securitization facility. The decrease in inventories was primarily due to lower product demand as well as the Company's ongoing efforts to minimize risk associated with suppliers' price protection and returns programs by maintaining lower inventory levels. These factors resulted in an improvement in inventory turns from 22.0 in 2000 to 28.5 in 2001.

While CompuCom's liquidity continues to be negatively impacted by the dollar volume of certain manufacturers' rebate programs, significant improvement was realized during 2001. Under these programs, CompuCom is required to pay a higher initial amount for product and claim a rebate from the manufacturer to reduce the final cost. The collection of these rebates can take an extended period of time. Due to these programs, CompuCom's initial cost for the product is often higher than the sales price CompuCom can obtain from its clients. These programs have been at times a material factor in CompuCom's financing needs. As of December 31, 2001 and 2000, CompuCom was owed approximately $14 million and $53 million, respectively, under these vendor rebate programs. These amounts are included as a reduction to accounts payable on the Consolidated Balance Sheets.

CompuCom's working capital requirements are generally funded through financing arrangements and internally generated funds. As of December 31, 2001, financing arrangements consisted of a $125 million securitization ("Securitization") and a $50 million working capital line of credit ("Revolver"). Consistent with its financing requirements, during 2001 the Company reduced the Securitization facility from $150 million to $125 million and reduced the Revolver facility from $100 million to $50 million. The Securitization pricing is based on a designated short-term interest rate plus an agreed upon spread. Amounts outstanding as sold receivables as of December 31, 2001 consisted of two certificates totaling $74 million, one certificate for $24 million with an April 2002 maturity date and one certificate for $50 million with an October 2003 maturity date. CompuCom expects the agreement relative to the $24 million certificate to be renewed no later than its expiration in April 2002. The Revolver, which matures in May 2002 and is expected to be renewed no later than its maturity date, bears interest at LIBOR plus an agreed upon spread and is secured by a lien on CompuCom's assets. Availability under the Revolver is subject to a borrowing base calculation. As of December 31, 2001, availability under the Revolver was $50 million with no outstanding amounts. Terms of the Revolver limit the amounts available for capital expenditures and dividends. Both the Securitization and the Revolver require CompuCom to maintain compliance with selected financial covenants and ratios. The weighted-average interest rate on borrowings was approximately 6.6% and 8.2% in 2001 and 2000, respectively.

CompuCom's business is not capital asset intensive, and capital expenditures in any year normally would not be significant in relation to its overall financial position. Generally, the Company's capital expenditures relate to its information technology hardware and software and improvements in its distribution centers. Capital expenditures were approximately $21 million in 2001 as compared to approximately $9 million in 2000. This increase was primarily due to upgrades to the Company's technology infrastructure, system deployments to certain personnel, including those hired as part of the MTS acquisition, and certain other capital investments associated with the MTS acquisition. CompuCom currently expects its capital expenditure requirements in 2002 to be in a range between $10 to $15 million.

Contractual Obligations

CompuCom's contractual obligations consist of noncancelable operating leases for facilities and equipment. Future minimum lease payments under noncancelable operating leases as of December 31, 2001 are as follows (in thousands):

2002	$ 9,971
2003	9,023
2004	6,286
2005	4,625
2006	4,154
2007 and thereafter	47,947
	$ 82,006

2000 Restructuring

During the first quarter of 2000, CompuCom effected a restructuring plan designed to reduce its cost structure by closing its distribution facility located in Houston, Texas, closing and consolidating three office facilities, and reducing its workforce. As a result, CompuCom recorded a restructuring charge of $5.2 million in the first quarter of 2000. The $5.2 million charge is included in a separate line of operating expense totaling $5.4 million in the Company's 2000 Consolidated Statements of Operations. The following table provides a summary by category and rollforward of the changes in the restructuring accrual for the years ended December 31, 2001 and 2000:

(Amounts in thousands)

	Restructuring Charge	Cash Payments	Other	Accrual at 12/31/00	Cash Payments	Accrual at 12/31/01
Lease termination costs	$ 2,904	$ (876)	$ (258)	$ 1,770	$ (361)	$ 1,409
Employee severance and related benefits	1,800	(1,774)	(16)	10	(10)	-
Other	465	(87)	(378)	-	-	-
Total	$ 5,169	$ (2,737)	$ (652)	$ 1,780	$ (371)	$ 1,409

The $1.4 million and $1.8 million accrued at December 31, 2001 and 2000, respectively, are reflected in accrued liabilities on the Consolidated Balance Sheets.

Lease termination costs include the estimated cost to close the three office facilities and represents the amount required to fulfill CompuCom's obligations under signed lease contracts, the net expense expected to be incurred to sublet the facilities, or the estimated amount to be paid to terminate the lease contracts before the end of their terms. In developing the estimated costs, CompuCom consulted with a professional real estate firm with knowledge of market rent rates in all applicable markets where the Company has space. Assumptions have been used for market rent rates and the estimated amount of time necessary to sublet the facilities. Payments, net of proceeds derived from subleases, are charged against the accrual as incurred. The remaining accrual at December 31, 2001 relates to two leases for office facilities that have not been terminated, one of which has not been sublet.

Severance is paid based on associates' years of service as well as their position within the organization. The reduction in workforce included 308 associates.

Other restructuring charges primarily include the write-off of leasehold improvements at the Houston distribution center.

Based on revised estimates during 2000, $258,000 of the lease termination cost accrual was reversed. In addition, the employee severance related accrual and other expenses accrual were reduced by $16,000 and $57,000, respectively, and are reflected in restructuring charges in the Consolidated Statements of Operations. The remaining restructuring accrual at December 31, 2001 is expected to be adequate to cover actual amounts to be paid. Differences, if any, between the estimated amounts accrued and actual amounts paid will be reflected in operating expense in future periods.

1998 Restructuring

During the fourth quarter of 1998, CompuCom recorded a $16.4 million restructuring charge, primarily consisting of costs associated with the closing of facilities and disposing of related fixed assets as well as employee severance and benefits related to a reduction in workforce. The following table provides a summary by category and rollforward of the changes in this restructuring accrual for the years ended December 31, 2001 and 2000:

	(Amounts in thousands)					
	Accrual at 12/31/1999	Cash Payments	Other	Accrual at 12/31/2000	Cash Payments	Accrual at 12/31/2001
Lease termination costs	$ 1,240	$ (1,155)	$ 625	$ 710	$ (258)	$ 452
Employee severance and related benefits	560	(514)	(46)	-	-	-
Asset disposals, net of estimated proceeds	-	-	-	-	-	-
Other	-	-	-	-	-	-
Total	$ 1,800	$ (1,669)	$ 579	$ 710	$ (258)	$ 452

The $0.5 million and $0.7 million accrued at December 31, 2001 and 2000, respectively, are reflected in accrued liabilities on the Consolidated Balance Sheets.

The amount accrued at December 31, 2001 for lease termination costs relates to seven remaining leases, two of which have not been sublet, of the original 65 leases which have not been terminated. The accrual represents the amount required to fulfill the Company's obligations under signed lease contracts, the net expense expected to be incurred to sublet the facilities, or the estimated amount to be paid to terminate the lease contracts before the end of their terms. Payments, net of proceeds derived from subleases, are charged against the accrual as incurred.

Severance was determined based upon associates' years of service as well as their position within the organization. The reduction in workforce included 457 associates.

Based on revised estimates during 2000, $46,000 of the severance related accrual was reversed. Also, additional expenses related to lease termination costs of approximately $625,000 were recorded during 2000 due to changes in estimates on remaining properties and are reflected in restructuring charges in the Consolidated Statements of Operations. The remaining restructuring accrual at December 31, 2001 is expected to be adequate to cover actual amounts to be paid. Differences, if any, between the estimated amounts accrued and actual amounts paid will be reflected in operating expense in future periods.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Upon adoption of SFAS No. 142, CompuCom will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 will require CompuCom to perform an assessment of whether there is an indication that goodwill and equity-method goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. CompuCom will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, CompuCom must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. As an overall check on the reasonableness of the fair values attributed to CompuCom's reporting units, the Company will consider comparing and contrasting the aggregate fair values for all reporting units with the Company's average total market capitalization for a reasonable period of time. However, SFAS No.142 states that the fair value may exceed market capitalization due to factors such as control premiums and synergies. CompuCom expects to complete the initial impairment review during the first half of 2002. Any transitional impairment loss, which could be significant, will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations.

As of December 31, 2001, CompuCom has unamortized goodwill and identifiable intangible assets of approximately $111 million, all of which will be subject to the transition provisions of SFAS No. 142. Amortization expense related to goodwill was $7.5 million for the year ended December 31, 2001. Because of the extensive effort needed to adopt SFAS No. 142, it is not practicable to reasonably estimate the impact of adopting these pronouncements on CompuCom's financial statements at the date of this report, including the extent to which transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company will adopt SFAS No. 143 in fiscal year 2003. The Company does not expect the provisions of SFAS No. 143 to have any significant impact on its financial condition or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company will adopt SFAS No. 144 in fiscal year 2002. The Company does not expect the provisions of SFAS No. 144 to have any significant impact on its financial condition or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

CompuCom is exposed to interest rate risk primarily through its Securitization and Revolver. CompuCom utilizes its Securitization and Revolver for its working capital and other financing needs. If CompuCom's effective interest rate were to increase by 100 basis points (1.00%), CompuCom's annual financing expense would increase by approximately $1.1 million based on the average balances utilized under the Securitization and Revolver during the twelve months ended December 31, 2001. CompuCom did not experience a material impact from interest rate risk during 2001.

Currently, CompuCom does not have any significant financial investments for trading or other speculative purposes or to manage interest rate exposure.

FORWARD LOOKING STATEMENTS AND RISKS

Certain statements contained in this Annual Report on Form 10-K constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements may be identified by words such as "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions. These forward-looking statements may include statements concerning, among other things, CompuCom's strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and management objectives. Although CompuCom believes the expectations contained in the forward-looking statements are reasonable, CompuCom can give no assurance that the expectations will prove correct. In addition, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, strategic investments or one-time events. As a result, readers should not place undue reliance on these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties. While it is difficult to identify each factor and event that could affect CompuCom's results, there are a number of important factors that could cause actual results to differ materially from those indicated by the forward-looking statements, and as a result could have an adverse impact on CompuCom's business, financial condition and operating results. These factors include, but are not limited to, the matters discussed in the following paragraphs.

Competition

The information technology management industry is highly competitive and management believes competition will intensify in the future. The marketplace in which CompuCom competes continues to experience a significant amount of consolidation. In the future, CompuCom may face fewer, but larger and better-financed competitors as a consequence of this consolidation. In addition, the major manufacturers of the products CompuCom sells have expanded their channels of distribution and now actively compete for CompuCom's clients with direct fulfillment initiatives. These initiatives accelerated in 2001 and management expects them to accelerate even further in 2002. In the highly fragmented computer services business, CompuCom competes with several larger competitors and corporate resellers pursuing services opportunities, as well as many smaller computer services companies. As CompuCom continues to focus on the growth of its services business, it also competes with service providers that have marketed and delivered the services CompuCom provides on a much larger scale and for a longer period of time. Some of these competitors have financial, technical, manufacturing, sales, marketing and other resources that are substantially greater than those of CompuCom. In addition, the computer products and services industry is characterized by intense price competition, which may adversely affect CompuCom's results of operations. There can be no assurance CompuCom will be able to continue to compete successfully with new or existing competitors.

Dependence on Major Vendors and Reliance upon Vendor Programs

CompuCom's business depends on its relationship with key vendors. A substantial portion of CompuCom's revenues is derived from sales of hardware and software, including Compaq, IBM and HP personal computer products. During 2001, sales of products from these three suppliers represented 65% of total revenues. In addition, a portion of the services CompuCom provides is directly related to the sales of these products. CompuCom's agreements with these vendors contain provisions that provide for periodic renewals and permit termination by the vendor without cause, generally upon 30 to 90 days notice. In addition, CompuCom's product business is dependent upon pricing and related terms, product availability and dealer authorizations, including the ability to provide warranty service, offered by its major vendors. A material adverse effect on CompuCom's business would occur if a supply agreement with a key vendor was materially revised, not renewed or terminated, if the supply of products was insufficient or interrupted or if CompuCom was no longer allowed to provide warranty service for the vendor.

In addition, CompuCom participates in certain vendor programs that provide for incentive payments for promoting and marketing certain product offerings. A material decrease in the level of funding or credits would have a material adverse effect on CompuCom's business and financial results. CompuCom's liquidity continues to be negatively impacted by the dollar volume of certain manufacturers' rebate programs. Under these programs, CompuCom is required to pay a higher initial amount for product and claim a rebate from the manufacturer to reduce the final cost. The collection of these rebates can take an extended period of time. There can be no assurance that the incentive programs will continue at the same level in the future, which may have a material adverse effect on CompuCom's business. In addition, an increase in the rebate programs, or the Company's inability to collect outstanding rebates, could have a material adverse effect on CompuCom's financial results.

Two of CompuCom's top three vendors, Compaq and HP, are currently proposing to effect a merger. If this merger is consummated, CompuCom cannot predict the impact, if any, it will have on its relationship with these vendors or on the PC industry as a whole. There can be no assurance the CompuCom will continue to have a relationship with the merged company in the same manner in which it did with Compaq and HP prior to the merger or that there will be no significant changes in the PC industry as a whole, both of which could have a material adverse effect on CompuCom's business.

Significant Changes to Vendor Terms or Other Unforeseen Events

Rapid product improvement and technological change resulting in relatively short product life cycles and rapid product obsolescence characterize the personal computer industry. These factors can place inventory at considerable valuation risk. CompuCom's key technology providers generally provide price protection to reduce the risk of inventory devaluation, generally ranging from five to 45 days. These vendors also generally allow CompuCom to return a certain percentage of the product it purchases. However, over the past few years suppliers have reduced the number of days for which they will provide price protection and lowered the amount of product returns they will accept, requiring CompuCom to adjust the number of days of inventory CompuCom stocks. If the suppliers do not continue current price protection and return policies or if there are unforeseen product developments, CompuCom's business and financial results could be materially adversely affected.

Major Vendor's Direct Marketing Initiatives

As competition in the personal computer industry has intensified, CompuCom's key personal computer suppliers have heightened their direct marketing initiatives. These initiatives have resulted in some of CompuCom's clients electing to purchase personal computer products directly from the manufacturer, rather than through CompuCom. While CompuCom expects these initiatives to continue to accelerate, there could be a material adverse impact on CompuCom's business if the shift of clients to purchase directly from the manufacturers occurs more quickly than anticipated. CompuCom also provides certain fulfillment services to certain of the manufacturers to assist them in their direct programs. In these instances, the client purchases the hardware directly from the manufacturer and CompuCom provides certain services, including configuration and shipping services, to the client on behalf of the manufacturer, for which CompuCom receives a fee. There can be no assurance the manufacturers will continue to purchase these services from CompuCom and the failure to do so could have a material adverse impact on CompuCom's business and financial results.

Working Capital Financing and Interest Rate Fluctuations

CompuCom finances a significant amount of working capital. CompuCom finances working capital primarily through the use of a receivable securitization program but may also utilize a revolving credit facility as needed. CompuCom's working capital financing bears interest at a floating rate, thereby subjecting CompuCom to interest rate fluctuations. In addition, there can be no assurance that future financings, if necessary, will be available in amounts and on terms acceptable to CompuCom.

Potential Fluctuations in Operating Results

CompuCom's financial results may vary significantly from quarter to quarter depending on certain factors including, but not limited to, demand for personal computers and related products, client order deferrals, availability of products, client capital budgets and spending constraints, interest rate fluctuations and general economic conditions. CompuCom seeks to control its expense levels, but such expense levels are partially based upon anticipated revenues. Therefore, CompuCom may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As part of its services business, CompuCom is required at times to estimate the resource requirements and costs to complete certain projects. Due to a number of circumstances, it may be necessary to revise these estimates, possibly increasing the amount of expense recorded in any given quarter. Due to certain economic factors, CompuCom may not only experience difficulty in collecting its receivables on a timely basis but also may experience a loss due to client's inability to pay. In addition, certain economic factors may impact the valuation of certain investments CompuCom has made or may make in other businesses. As a result of these and other factors, quarterly period-to-period comparisons of CompuCom's financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

Control by Safeguard Scientifics, Inc.

Safeguard Scientifics, Inc. ("Safeguard") beneficially owns approximately 50% of CompuCom's outstanding common stock and 1.5 million shares of Series B Preferred Stock. The Series B Preferred Stock is convertible into shares of common stock at a rate of $6.77 per share, subject to anti-dilution adjustments. Generally the shares of Series B Preferred Stock are entitled to one vote for each share of common stock into which such shares may be converted. However, with respect to the election of CompuCom's Board of Directors, as long as Safeguard owns at least 40% of CompuCom's outstanding voting securities, the shares of Series B Preferred Stock are entitled to five votes for each share of common stock into which such shares of Series B Preferred Stock may be converted.

As a result, Safeguard has the ability to control the election of CompuCom's Board of Directors and the outcome of all other matters submitted to CompuCom's stockholders. In addition, Safeguard's influence may either deter any acquisition of CompuCom or CompuCom's ability to acquire another entity and its significant ownership position reduces the public float for CompuCom's common stock. Consequently, this influence and significant ownership could adversely affect the market price and liquidity of CompuCom's common stock.

Attraction and Retention of Key Management and Sales and Technical Personnel

CompuCom depends heavily on its senior management team, as well as other key management and sales personnel. Further, CompuCom faces competition in attracting and retaining qualified technical personnel to deliver the services CompuCom sells. The failure to recruit and retain key management and sales and technical personnel could have a material adverse impact on CompuCom, including its ability to secure and retain clients.

Management of Growth and Future Acquisitions

CompuCom's goal is to increase the scale of its operations through internal growth and through the acquisition of other businesses. Consequently, CompuCom may experience periods of rapid growth with significantly increased staffing requirements. CompuCom' ability to maintain and manage its growth effectively will require it to continue to improve its management information system capabilities, processes, and operational and financial systems and controls. In order to effectively manage growth through acquisition, it will be necessary for CompuCom to integrate the operations of acquired businesses in a timely and orderly manner, as well as to attract, train, motivate and retain key management and other personnel. Acquisitions involve a number of special risks, including integrating the acquired business into CompuCom's operations, the potential loss of key employees of acquired businesses, accurate valuation of acquired businesses, incurrence of additional debt to finance acquisitions and the financial impact of goodwill and other intangibles impairment. Although CompuCom has no definite plans to acquire any particular business, it may issue CompuCom common stock to consummate certain acquisitions in the future that may cause dilution to current stockholders. In addition, CompuCom is in the process of expanding its focus to emphasize growth in the services business. There can be no assurance that CompuCom will be successful in these endeavors, and the failure to do so could adversely impact CompuCom's financial position and results of operations.

Low Margin Business

Gross margins for both product and services continue to be under pressure due to the weak economy and intense competition. CompuCom has responded by reducing operating expenses and by focusing on sales of higher margin services. A material decrease in the gross margin for services or products or a failure by CompuCom to successfully maintain the reduction of operating costs could have a material adverse effect on CompuCom's business.

Decline in Product Revenue

CompuCom experienced a significant product revenue decline in 2001 when compared to 2000. The Company responded to this decline by reducing its cost structure and continuing to focus on the sale of higher margin services. There can be no assurance that the product revenue decline will slow in the future or that the Company will be able to compete effectively for the sale of products. The inability of CompuCom to continue the reduction of operating expense and sell more services to offset the decline in product revenue could have a material adverse effect on CompuCom's financial position and results of operations.

Management Information Systems

CompuCom depends on a variety of information systems to provide it with a competitive advantage and to provide services to its clients. A failure of CompuCom's procurement or delivery systems or any of its other information systems could prevent CompuCom from taking orders and/or shipping product or from delivering services to clients. Such failure could also prevent CompuCom from determining appropriate product processing or the adequacy of inventory levels, and prevent CompuCom from reacting to rapidly changing market conditions.

Stock Price Volatility

CompuCom's stock price is subject to wide fluctuations in response to many internal and external factors. Some of these factors include, but are not limited to: quarterly variations in operating results and achievement of key business metrics; changes in earnings estimates by securities analysts; differences between reported results and securities analysts' published or unpublished expectations; announcements of new contracts or service offerings by CompuCom or its competitors; market reaction to acquisitions, joint ventures or strategic investments announced by CompuCom or its competitors; actions taken by Safeguard; and general economic or stock market conditions unrelated to CompuCom's operating performance.

No Dividends

To date, CompuCom has not paid any cash dividends on its common stock, and does not expect to declare or pay any cash or other dividends in the foreseeable future. Further, CompuCom's lenders restrict CompuCom from declaring or paying dividends or other distributions on its common stock.

Effects of Certain Provisions of CompuCom's Organizational Documents and Delaware Law

Certain provisions of CompuCom's Certificate of Incorporation and Delaware law could delay or make difficult a merger, tender offer or proxy contest involving CompuCom.

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
CompuCom Systems, Inc.:

We have audited the accompanying consolidated balance sheets of CompuCom Systems, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CompuCom Systems, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Dallas, Texas
February 5, 2002

COMPUCOM SYSTEMS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

December 31, 2001 and 2000
(In thousands, except share and per share amounts)

Assets	2001	2000
Current assets:		
Cash and cash equivalents	$ 123,150	$ 14,857
Receivables, less allowance for doubtful accounts of $2,130 in 2001 and $3,538 in 2000	134,980	224,639
Inventories	29,608	77,207
Deferred income taxes	1,398	113
Other	6,733	7,513
Total current assets	295,869	324,329
Property and equipment:		
Furniture, fixtures and other equipment	82,308	62,044
Leasehold improvements	8,346	8,226
	90,654	70,270
Less accumulated depreciation and amortization	(59,088)	(45,966)
Net property and equipment	31,566	24,304
Goodwill and other intangible assets, less accumulated amortization	111,089	77,721
Other	5,559	10,006
Total assets	$ 444,083	$ 436,360
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 120,173	$ 112,485
Accrued liabilities	88,598	94,323
Total current liabilities	208,771	206,808
Stockholders' equity:		
Series B cumulative, convertible preferred stock, $10 stated value. Authorized 3,000,000 shares; issued and outstanding 1,500,000 shares	15,000	15,000
Common stock, $.01 par value. Authorized 70,000,000 shares; issued 49,795,577 shares in 2001, and 49,205,638 shares in 2000	498	492
Additional paid-in capital	76,252	75,354
Retained earnings	149,131	143,370
Treasury stock, at cost, 1,431,525 common shares in 2001 and 685,635 common shares in 2000	(5,569)	(3,160)
Notes receivable for the sale of stock	-	(1,504)
Total stockholders' equity	235,312	229,552
Total liabilities and stockholders' equity	$ 444,083	$ 436,360

See accompanying notes to consolidated financial statements.

COMPUCOM SYSTEMS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations

Years ended December 31, 2001, 2000 and 1999
(In thousands, except per share amounts)

	2001	2000	1999
Revenue:			
Product	$ 1,533,567	$ 2,439,106	$ 2,648,341
Service	281,937	271,531	300,105
Other	-	-	3,817
Total revenue	1,815,504	2,710,637	2,952,263
Cost of revenue:			
Product	1,389,417	2,254,130	2,432,175
Service	182,090	172,287	198,921
Other	-	-	2,098
Total cost of revenue	1,571,507	2,426,417	2,633,194
Gross margin	243,997	284,220	319,069
Operating expenses:			
Selling	65,411	84,224	108,333
Service	54,318	49,958	47,828
General and administrative	87,129	99,940	98,419
Depreciation and amortization	22,729	21,863	21,930
Restructuring charges	-	5,417	387
Total operating expenses	229,587	261,402	276,897
Earnings from operations	14,410	22,818	42,172
Financing expenses, net	3,308	15,278	23,195
Other income, net	-	990	-
Earnings before income taxes	11,102	8,530	18,977
Income taxes	4,441	3,412	7,403
Net earnings	$ 6,661	$ 5,118	$ 11,574
Earnings per common share:			
Basic	$ .12	$ .09	$ .22
Diluted	$ .12	$ .09	$ .22
Average common shares outstanding:			
Basic	48,034	48,703	47,657
Diluted	48,445	48,937	48,274

See accompanying notes to consolidated financial statements.

COMPUCOM SYSTEMS, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity

Years ended December 31, 2001, 2000 and 1999
(In thousands, except share amounts)

	Preferred Stock		Common Stock		Additional Paid in	Retained	Treasury Stock		Notes Receivable For Sale	Total Stock-Holders'
	Shares	Amount	Shares	Amount	Capital	Earnings	Shares	Amount	Of Stock	Equity
Balances at December 31, 1998	1,500,000	$15,000	47,441,820	$474	$70,380	$128,478	-	$ -	$(4,051)	$210,281
Exercise of options			382,000	4	1,812					1,816
Issuances under employee stock purchase plan			193,130	2	573					575
Notes receivable for sale of stock									(374)	(374)
Preferred stock dividend						(900)				(900)
Net earnings						11,574				11,574
Balances at December 31, 1999	1,500,000	15,000	48,016,950	480	72,765	139,152	-	-	(4,425)	222,972
Exercise of options			315,650	3	749					752
Issuances under employee stock purchase plan			873,038	9	1,840					1,849
Settlement of notes receivable for sale of stock							685,635	(3,160)	2,921	(239)
Preferred stock dividend						(900)				(900)
Net earnings						5,118				5,118
Balances at December 31, 2000	1,500,000	15,000	49,205,638	492	75,354	143,370	685,635	(3,160)	(1,504)	229,552
Exercise of options			51,618	1	114					115
Issuances under employee stock purchase plan			538,321	5	784					789
Settlement of notes receivable for sale of stock							745,890	(2,409)	1,504	(905)
Preferred stock dividend						(900)				(900)
Net earnings						6,661				6,661
Balances at December 31, 2001	1,500,000	$15,000	49,795,577	$498	$76,252	$149,131	1,431,525	$(5,569)	$ -	$235,312

See accompanying notes to consolidated financial statements.

COMPUCOM SYSTEMS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2000 and 1999
(In thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net earnings	$ 6,661	$ 5,118	$ 11,574
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	22,729	21,863	21,930
Restructuring related charges	-	5,417	-
Other income, net	-	(990)	-
Deferred income taxes	(1,440)	(686)	4,637
Changes in assets and liabilities, excluding effects from acquisitions:			
Receivables	168,151	(7,177)	41,500
Inventories	60,861	51,869	101,744
Other current assets	(2,475)	1,218	(1,795)
Accounts payable	8,958	(69,762)	31,660
Accrued liabilities and other	(13,573)	(1,944)	(16,750)
Net cash provided by operating activities	249,872	4,926	194,500
Cash flows from investing activities:			
Capital expenditures	(20,900)	(9,327)	(6,867)
Business acquisitions, net of cash acquired	(120,683)	-	(141,253)
Proceeds from sale of land and buildings	-	617	45,466
Proceeds from sale of securities	-	2,880	-
Net cash used in investing activities	(141,583)	(5,830)	(102,654)
Cash flows from financing activities:			
Borrowings under revolver	8,000	1,183,300	996,065
Repayment of revolver	(8,000)	(1,183,300)	(1,079,494)
Issuance of common stock	904	2,601	2,017
Preferred stock dividend	(900)	(900)	(900)
Net cash provided by (used in) financing activities	4	1,701	(82,312)
Net increase in cash and cash equivalents	108,293	797	9,534
Cash and cash equivalents at beginning of year	14,857	14,060	4,526
Cash and cash equivalents at end of year	$ 123,150	$ 14,857	$ 14,060
Supplemental disclosure of cash flow information			
Income taxes paid	$ 8,948	$ 1,241	$ 824
Financing expenses paid	$ 6,387	$ 15,929	$ 24,997

See accompanying notes to consolidated financial statements.

(1) **Summary of Significant Accounting Policies**

Description of Business

CompuCom Systems, Inc. and subsidiaries ("CompuCom" or "the Company") is a leading single-source provider of information systems services and products designed to enhance the productivity of large and medium-sized organizations throughout the United States. CompuCom provides information technology outsourcing and system integration services that help clients reduce the costs, complexities, obstacles and risks associated with new technology adoption, operational transition and on-going management of their information systems.

Principles of Consolidation

The consolidated financial statements include the accounts of CompuCom Systems, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Investments in companies in which CompuCom exercises significant influence, but not control, are accounted for using the equity method of accounting. The Company's share of net earnings or loss from such investments is reflected in operating expenses.

Accounting Estimates

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, CompuCom evaluates its estimates, including those related to vendor programs and incentives, allowance for doubtful accounts, inventories, intangible assets and income taxes. CompuCom bases its estimates on historical experience and on other relevant assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Cash Equivalents

Cash equivalents include highly liquid, temporary cash investments having original maturity dates of three months or less.

Inventories

Inventories are stated at the lower of average cost or market. The Company continually assesses the appropriateness of inventory valuations giving consideration to obsolete, slow-moving and nonsaleable inventory.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Provision for depreciation and amortization is based on the estimated useful lives of the assets (building and leasehold improvements, 3 to 30 years; furniture and equipment, 3 to 5 years) and is computed using the straight-line method.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets represents goodwill and customer lists and is amortized using the straight-line method over a 3 to 20 year period. Accumulated amortization at December 31, 2001 and 2000 was $32,413,000 and $24,622,000, respectively.

The Company assesses the recoverability of goodwill by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

Revenue Recognition

CompuCom's revenue is derived primarily from two sources – 1) product revenue, which includes desktop, networking, storage, and mobile computing products, as well as peripherals and software-related products and licenses and 2) services revenue, which includes application design, development and maintenance, all aspects of desktop outsourcing, including field engineering, as well as help desk and LAN/WAN network outsourcing, configuration, asset tracking, software management, mobile computing services, IT consulting, training, and services provided in support of certain manufacturers' direct fulfillment initiatives.

The Company recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable and collectibility is probable. Generally, these criteria are met at the time of shipment. Provision is made at the time the related revenue is recognized for estimated product returns, which historically have been immaterial. Revenue from the sale of software licenses is recorded on a gross basis when the software license is delivered to the customer and all other criteria for revenue recognition have been met. Shipping and handling revenues are included in product revenues and costs are included in product costs.

Revenue earned from services is recognized ratably over the contractual period or as services are performed. Revenue in excess of billings on service contracts is recorded as unbilled receivables. Billings in excess of revenue recognized on service contracts are recorded as deferred income until revenue recognition criteria are met.

Vendor Programs

CompuCom receives volume incentives and rebates from certain manufacturers related to sales of certain products which are recorded as a reduction of cost of goods sold when earned. The Company also receives vendor reimbursements that offset certain training, promotional and marketing activities incurred by the Company.

Financing Expenses

Financing expenses consist of interest incurred on borrowings under CompuCom's financing arrangements and discounts on the sale of receivables.

Income Taxes

CompuCom uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the tax rates are changed.

Earnings Per Common Share

Basic earnings per common share is based on net earnings after preferred stock dividend requirements, if any, and the weighted-average number of common shares outstanding during each year. Diluted earnings per common share assumes conversion of dilutive convertible securities into common stock at the later of the beginning of the year or date of issuance and includes the add-back of related interest expense and/or dividends, as required. Diluted earnings per common share also assumes the exercise of all options with an exercise price below the average market price of the Company's stock, at the later of the beginning of the year or date of issuance, regardless of whether the options are vested or not.

Financial Instruments

CompuCom's financial instruments, principally cash equivalents, accounts receivable, accounts payable and accrued liabilities, are carried at cost which approximates fair value due to the short-term maturity of these instruments. As amounts outstanding under the Company's credit agreements bear interest approximating current market rates, their carrying amounts approximate fair value.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Comprehensive Income

For all periods presented, CompuCom's comprehensive income is equal to the net earnings shown on the Consolidated Statements of Operations.

Stock-Based Compensation

CompuCom accounts for stock options and stock-based awards using the intrinsic-value method and has provided in Note 11 the pro forma net earnings and net earnings per share as if the fair value method had been applied in measuring compensation expense.

Treasury Stock

Treasury stock transactions are accounted for using the cost method.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Upon adoption of SFAS No. 142, CompuCom will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 will require CompuCom to perform an assessment of whether there is an indication that goodwill and equity-method goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. CompuCom will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, CompuCom must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. As an overall check on the reasonableness of the fair values attributed to CompuCom's reporting units, the Company will consider comparing and contrasting the aggregate fair values for all reporting units with the Company's average total market capitalization for a reasonable period of time. However, SFAS No. 142 states that the fair value may exceed market capitalization due to factors such as control premiums and synergies. CompuCom expects to complete the initial impairment review during the first half of 2002. Any transitional impairment loss, which could be significant, will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations.

As of December 31, 2001, CompuCom has unamortized goodwill and identifiable intangible assets of approximately $111 million, all of which will be subject to the transition provisions of SFAS No. 142. Amortization expense related to goodwill was $7.5 million for the year ended December 31, 2001. Because of the extensive effort needed to adopt SFAS No. 142, it is not practicable to reasonably estimate the impact of adopting these pronouncements on CompuCom's financial statements at the date of this report, including the extent to which transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company will adopt SFAS No. 143 in fiscal year 2003. The Company does not expect the provisions of SFAS No. 143 to have any significant impact on its financial condition or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company will adopt SFAS No. 144 in fiscal year 2002. The Company does not expect the provisions of SFAS No. 144 to have any significant impact on its financial condition or results of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

(2) Trade and Vendor Accounts Receivable

The following table summarizes the activity in the allowance for doubtful accounts for the years ended December 31, 2001, 2000 and 1999:

	(Amounts in thousands)	
	Trade Receivables	Vendor Receivables
Balance, December 31, 1998	$ 3,507	$ 4,460
Charged to costs and expenses	2,344	888
Charge-offs	756	1,442
Balance, December 31, 1999	5,095	3,906
Charged to costs and expenses	2,800	1,384
Charge-offs	4,357	2,863
Balance, December 31, 2000	3,538	2,427
Charged to costs and expenses	-	975
Charge-offs	1,408	2,060
Balance, December 31, 2001	$ 2,130	$ 1,342

Vendor receivables, net of the allowance for doubtful accounts, are recorded as a reduction to accounts payable on the Consolidated Balance Sheets.

(3) Inventories

Inventory is comprised of product inventory and service parts. At December 31, 2001 and 2000, total inventory was $29.6 million and $77.2 million, respectively. Product inventory was $26.8 million and $74.1 million at December 31, 2001 and 2000, respectively, and service parts inventory as of the same dates was $2.8 million and $3.1 million, respectively.

(4) Sale/Leaseback of Corporate Headquarters Building

During 1999, CompuCom sold its corporate headquarters building in a sale/leaseback transaction for approximately $40 million. Proceeds, net of transaction costs, of approximately $37 million were used to pay down long-term debt. As part of the transaction, CompuCom entered into a 20 year operating lease on the building. The book value and associated depreciation on the building of approximately $38.6 million and $1.9 million, respectively, were removed from the accounts. The gain realized on the sale was not material.

(5) Restructuring Charges

During the first quarter of 2000, CompuCom effected a restructuring plan designed to reduce its cost structure by closing its distribution facility located in Houston, Texas, closing and consolidating three office facilities, and reducing its workforce. As a result, CompuCom recorded a restructuring charge of $5.2 million in the first quarter of 2000. The $5.2 million charge is included in a separate line of operating expense totaling $5.4 million in the Consolidated Statements of Operations. The following table provides a detail of the charges and cash payments made by category as well as the amounts accrued as of December 31, 2001 and 2000:

	(Amounts in thousands)					
	Restructuring Charge	Cash Payments	Other	Accrual at 12/31/00	Cash Payments	Accrual at 12/31/01
Lease termination costs	$ 2,904	$ (876)	$ (258)	$ 1,770	$ (361)	$ 1,409
Employee severance and related benefits	1,800	(1,774)	(16)	10	(10)	-
Other	465	(87)	(378)	-	-	-
Total	$ 5,169	$ (2,737)	$ (652)	$ 1,780	$ (371)	$ 1,409

The $1.4 million and $1.8 million accrued at December 31, 2001 and 2000, respectively, are reflected in accrued liabilities on the Consolidated Balance Sheets.

Lease termination costs include the estimated cost to close the three office facilities and represents the amount required to fulfill CompuCom's obligations under signed lease contracts, the net expense expected to be incurred to sublet the facilities, or the estimated amount to be paid to terminate the lease contracts before the end of their terms. In developing the estimated costs, CompuCom consulted with a professional real estate firm with knowledge of market rent rates in all applicable markets where the Company has space. Assumptions have been used for market rent rates and the estimated amount of time necessary to sublet the facilities. Payments, net of proceeds derived from subleases, are charged against the accrual as incurred. The remaining accrual at December 31, 2001 relates to two leases for the office facilities that have not been terminated, one of which has not been sublet.

Severance is paid based on associates' years of service as well as their position within the organization. The reduction in workforce included 308 associates.

Other restructuring charges primarily include the write-off of leasehold improvements at the Houston distribution center.

Based on revised estimates during 2000, $258,000 of the lease termination cost accrual was reversed. In addition, the employee severance related accrual and other expenses accrual were reduced by $16,000 and $57,000, respectively, and are reflected in restructuring charges in the Consolidated Statements of Operations. The remaining restructuring accrual at December 31, 2001 is expected to be adequate to cover actual amounts to be paid. Differences, if any, between the estimated amounts accrued and actual amounts paid will be reflected in operating expenses in future periods.

During the fourth quarter of 1998, CompuCom recorded a $16.4 million restructuring charge, primarily consisting of costs associated with the closing of facilities and disposing of related fixed assets as well as employee severance and benefits related to a reduction in workforce. The following table provides a summary by category and rollforward of the changes in this restructuring accrual for the years ended December 31, 2001, 2000, and 1999:

	(Amounts in thousands)								
	Accrual at 12/31/1998	Cash Payments	Other	Accrual at 12/31/1999	Cash Payments	Other	Accrual at 12/31/2000	Cash Payments	Accrual at 12/31/2001
Lease termination costs	$ 6,415	$ (5,175)	$ --	$ 1,240	$ (1,155)	$ 625	$ 710	$ (258)	$ 452
Employee severance and related benefits	2,986	(2,293)	(133)	560	(514)	(46)	--	--	--
Asset disposals, net of estimated proceeds	2,907	--	(2,907)	--	--	--	--	--	--
Other	1,780	(1,780)	--	--	--	--	--	--	--
Total	$ 14,088	$ (9,248)	$ (3,040)	$ 1,800	$ (1,669)	$ 579	$ 710	$ (258)	$ 452

The $0.5 million and $0.7 million accrued at December 31, 2001 and 2000, respectively, are reflected in accrued liabilities on the Consolidated Balance Sheets.

The amount accrued at December 31, 2001 for lease termination costs relates to seven remaining leases, two of which have not been sublet, of the original 65 leases which have not been terminated. The accrual represents the amount required to fulfill the Company's obligations under signed lease contracts, the net expense expected to be incurred to sublet the facilities, or the estimated amount to be paid to terminate the lease contracts before the end of their terms. Payments, net of proceeds derived from subleases, are charged against the accrual as incurred.

Severance was determined based upon associates' years of service as well as their position within the organization. The reduction in workforce included 457 associates.

Based on revised estimates during 2000, $46,000 of the severance related accrual was reversed. Also, additional expenses related to lease termination costs of approximately $625,000 were recorded during 2000 due to changes in estimates on remaining properties and are reflected in restructuring charges in the Consolidated Statements of Operations. The remaining restructuring accrual at December 31, 2001 is expected to be adequate to cover actual amounts to be paid. Differences, if any, between the estimated amounts accrued and actual amounts paid will be reflected in operating expenses in future periods.

(6) Segment Information

CompuCom defines its operations as two distinct businesses - 1) sales of personal computer-related products ("product"), which includes desktop, networking, storage, and mobile computing products, as well as peripherals and software-related products and licenses and 2) services ("service"), which is primarily derived from application design, development and maintenance, all aspects of desktop outsourcing, including field engineering, as well as help desk and LAN/WAN network outsourcing, configuration, asset tracking, software management, mobile computing services, IT consulting, training, and services provided in support of certain manufacturers' direct fulfillment initiatives. CompuCom measures segment earnings as operating earnings, defined as income before restructuring charges, financing expenses and income taxes. All significant inter-segment activity has been eliminated. Total assets are the assets owned or allocated to each segment. Assets included in the "Other" column include all assets not specifically allocated to a segment. CompuCom's equity interest in unconsolidated subsidiaries is reflected in the "Other" column for the years ended December 31, 2001, 2000 and 1999.

For the Year Ended December 31, 2001

Operating Results (in thousands)	Product	Service	Other	Total
Revenues	$ 1,533,567	$ 281,937	$ -	$ 1,815,504
Gross margin	144,150	99,847	-	243,997
Operating earnings (loss)	(11,703)	26,494	(381)	14,410
Financing expenses, net				(3,308)
Earnings before income taxes				$ 11,102
Total assets	$ 136,892	$ 32,619	$ 274,572	$ 444,083

For the Year Ended December 31, 2000

Operating Results (in thousands)	Product	Service	Other	Total
Revenues	$ 2,439,106	$ 271,531	$ -	$ 2,710,637
Gross margin	184,976	99,244	-	284,220
Operating earnings (loss) excluding restructuring charges	(5,408)	34,785	(1,142)	28,235
Restructuring charge				(5,417)
Financing expenses, net				(15,278)
Other income, net				990
Earnings before income taxes				$ 8,530
Total assets	$ 265,707	$ 36,996	$ 133,657	$ 436,360

For the Year Ended December 31, 1999

Operating Results (in thousands)	Product	Service	Other	Total
Revenues	$ 2,648,341	$ 300,105	$ 3,817	$ 2,952,263
Gross margin	216,166	101,184	1,719	319,069
Operating earnings (loss) excluding restructuring charges	7,079	35,861	(381)	42,559
Restructuring charges				(387)
Financing expenses, net				(23,195)
Earnings before income taxes				$ 18,977
Total assets	$ 303,647	$ 35,522	$ 158,883	$ 498,052

(7) Financing Arrangements

CompuCom has financing arrangements which total $175 million, consisting of a $125 million receivable securitization ("Securitization") and a $50 million working capital line of credit ("Revolver"). Consistent with its financing requirements, during 2001 CompuCom reduced the Securitization facility from $150 million to $125 million and the Revolver facility was reduced from $100 million to $50 million.

The Securitization's pricing is based on a designated short-term interest rate plus an agreed upon spread. The Securitization allows CompuCom to sell, on an ongoing basis, its trade accounts receivable ("receivables") to a consolidated, wholly-owned bankruptcy-remote special purpose subsidiary (the "SPS"). The risk that CompuCom bears from bad debt losses on trade receivables sold is addressed in its allowance for doubtful accounts. The SPS has sold and, subject to certain conditions, may from time to time sell an undivided ownership interest in the pool of purchased receivables to financial institutions. As collections reduce receivables balances sold, CompuCom may sell interests in new receivables to bring the amount available up to the maximum allowed. The sales are reflected as reductions of Receivables in the Consolidated Balance Sheets and are included in the net cash provided by operating activities in the Consolidated Statements of Cash Flows. The proceeds from the sale of receivables are used primarily to fund working capital requirements. CompuCom is retained as servicer of the receivables; however, the cost of servicing is not material. Discounts associated with the sale of receivables totaled $5.5 million, $12.6 million, and $13.0 million for 2001, 2000, and 1999, respectively, and are included in financing expenses in the Consolidated Statements of Operations. Amounts outstanding as sold receivables as of December 31, 2001 consisted of two certificates totaling $74 million, one certificate for $24 million with an April 2002 maturity date and one certificate for $50 million with an October 2003 maturity date. CompuCom expects the agreement relative to the $24 million certificate to be renewed no later than its expiration in April 2002. The amount outstanding as sold receivables as of December 31, 2000 consisted of two certificates totaling $150 million, one certificate for $125 million with an April 2002 maturity date and one certificate for $25 million with a October 2003 maturity date. The designated short-term interest rate at December 31, 2001 was 2.5%, inclusive of the spread.

The Revolver, which matures in May 2002, bears interest at a rate of LIBOR plus an agreed-upon spread and is secured by a lien on CompuCom's assets. CompuCom expects the Revolver to be renewed no later than its expiration in May 2002. Availability under the Revolver is subject to a borrowing base calculation. As of December 31, 2001, availability under the Revolver was $50 million. No amounts were outstanding under the Revolver as of December 31, 2001 and 2000. Terms of the Revolver limit the amounts available for capital expenditures and dividends. Both the Securitization and the Revolver require CompuCom to maintain compliance with selected financial covenants and ratios.

The weighted-average interest rate on borrowings was approximately 6.6%, 8.2% and 7.7%, in 2001, 2000 and 1999, respectively.

Interest income of $4.1 million, $1.8 million and $1.8 million was earned in 2001, 2000 and 1999, respectively, and is included in financing expenses, net, on the Consolidated Statements of Operations.

(8) Accrued Liabilities

Accrued liabilities consist of the following as of December 31:

	(Amounts in thousands)	
	2001	2000
Accrued payroll and payroll taxes	$ 25,120	$ 28,510
Accrued cost of software and licenses	35,412	24,079
Other	28,066	41,734
Total	$ 88,598	$ 94,323

(9) Income Taxes

The provision for income taxes is comprised of the following (in thousands):

	2001	2000	1999
Current:			
Federal	$ 5,288	$ 3, 707	$ 2,401
State	593	391	365
Deferred, primarily federal	(1,440)	(686)	4,637
	$ 4,441	$ 3,412	$ 7,403

Total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rates of 35% in 2001 and 34% in 2000 and 1999 to earnings before income taxes as a result of the following (in thousands):

	2001	2000	1999
Computed "expected" tax expense	3,886	2,900	6,452
State taxes, net of U.S. Federal income tax benefit	261	251	401
Other, net	294	261	550
Actual income tax provision	4,441	3,412	7,403
Effective tax rate	40.0%	40.0%	39.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000, are presented below (in thousands):

	2001	2000
Deferred tax assets:		
Net operating loss and credit carryforwards	$ 7,674	$ 8,292
Inventories, principally due to additional costs inventoried for tax purposes	187	359
Accounts receivable, principally due to allowance for doubtful accounts	712	1,238
Deferred revenue	653	1,706
Restructuring accrual	651	871
Other accrued expenses	2,692	2,893
Deferred tax assets	12,569	15,359
Deferred tax liabilities:		
Intangible assets	2,010	2,894
Accelerated depreciation	1,541	2,842
Section 481(a) adjustment	-	655
Other	3,320	5,070
Deferred tax liabilities	6,871	11,461
Net deferred tax asset	$ 5,698	$ 3,898

The net deferred tax assets of $5.7 million and $3.9 million at December 31, 2001 and 2000, respectively, are included in deferred income taxes of $1.4 million and $0.1 million, and other assets of $4.3 million and $3.8 million, respectively, on the Consolidated Balance Sheets as of the same dates.

CompuCom has available net operating loss carryforwards, resulting from acquisitions, totaling approximately $19 million, which expire in the years 2010 to 2017. CompuCom also has available alternative minimum tax credit carryforwards of approximately $982,000, which may be carried forward indefinitely. The utilization of these pre-acquisition tax loss carryforwards and tax credits is limited to approximately $2 million each year under Internal Revenue Code section 382.

(10) Preferred Stock

CompuCom has authorized three million shares of Series B Cumulative Convertible Preferred Stock ("Series B Shares"), stated value $10, of which 1,500,000 are beneficially owned by Safeguard Scientifics, Inc. ("Safeguard"). The Series B Shares are convertible into shares of common stock based on a conversion price of $6.77 per share subject to anti-dilution adjustments. The Series B Shares are entitled to a 6% per annum cumulative dividend payable out of legally available funds. The Series B Shares are entitled to one vote for each share of common stock into which such Series B Shares may be converted, except that in the election of directors (as long as Safeguard owns at least 40% of CompuCom's then outstanding voting securities, excluding the Series B Shares), the Series B Shares will be entitled to five votes for each share of common stock into which the Series B Shares may be converted.

(11) Stock-Based Compensation

CompuCom maintains five stock option plans covering certain key employees and outside directors. The 1983 Stock Option Plan ("1983 Plan") and the 1984 Non-Qualified Stock Option Plan ("1984 Plan") expired by their terms in May 1993 and January 1994, respectively, and therefore no new grants can be awarded out of those plans. All eligible option grants have been made from the Stock Option Plan for Directors ("Directors Plan"), although not all options have been exercised. Under the Directors Plan, non-associate directors were initially granted 10,000 options upon election to the Board, with subsequent service grants awarded in accordance with formulas based upon years of service. CompuCom adopted a 1993 Stock Option Plan ("1993 Plan") under which it may grant qualified or nonqualified stock options to eligible associates and non-associate directors. The 1993 Plan was amended in 1995, 1997, and 1999 to increase the number of shares available. To the extent allowable, all grants are incentive stock options. CompuCom adopted the 2000 Equity Compensation Plan ("2000 Plan") under which it may grant stock options, stock appreciation rights, restricted stock and performance units to eligible associates, individuals to whom employment has been offered, non-associate directors and certain advisors of CompuCom. All options granted under the plans to date have an exercise price equal to the market price of the Company's common stock on the date of grant. Generally, options vest 20-25% each year and expire after 10 years under all plans. At December 31, 2001, approximately 9.6 million shares of common stock were authorized for issuance under these stock option plans.

In 1998, CompuCom created the CompuCom Systems, Inc. Employee Stock Purchase Plan ("ESPP"). The ESPP provides eligible Company associates the opportunity to purchase common stock of the Company through accumulated payroll deductions. Participation in the ESPP is for periods of six months, beginning on January 1 and July 1 of each year. The first such period was July 1 (i.e., "the enrollment date") through December 31, 1998 (i.e., "the exercise date"). The exercise price, as defined, for each six month period, is equal to the lower of 85% of the fair market value, as defined, of the Company's common stock price on the enrollment date or the exercise date. Once the shares have been purchased, each associate has the option of keeping his shares or selling them at any time. For the six-month withholding periods from January 1 through June 30, 1999 and July 1 through December 31, 1999, associates purchased approximately 159,000 shares at an average price of $3.43 per share and approximately 183,000 shares at an average price of $3.50 per share, respectively, in January of 2000. For the six-month withholding periods from January 1 through June 30, 2000 and July 1 through December 31, 2000, associates purchased approximately 291,000 shares at an average price of $1.38 per share and approximately 241,000 shares at an average price of $1.09 per share, in June and December of 2000, respectively. For the six-month withholding periods from January 1 through June 30, 2001 and July 1 through December 31, 2001, associates purchased approximately 344,000 shares at an average price of $1.09 per share and approximately 195,000 shares at an average price of $1.92 per share, in June and December of 2001, respectively. A total of 1.0 million shares were authorized for issuance under the ESPP. During 2000, the number of shares authorized for issuance was increased to 2.0 million.

CompuCom applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its various fixed stock option plans and its stock purchase plan. Had compensation cost been recognized consistent with SFAS No. 123, "Accounting for Stock Based Compensation", the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

(In thousands, except per share amounts)		2001	2000	1999
Net earnings	As reported	$ 6,661	$ 5,118	$ 11,574
	Pro forma	$ 4,632	$ 3,110	$ 10,229
Basic earnings per share	As reported	$ .12	$ .09	$ .22
	Pro forma	$ .08	$ .05	$ .20
Diluted earnings per share	As reported	$ .12	$ .09	$ .22
	Pro forma	$ .08	$ .05	$ .19

The per share weighted-average value of stock options issued by the Company during 2001, 2000, and 1999 was $1.56, $2.21 and $1.82, respectively, on the dates of grant using the Black Scholes option-pricing model. The following weighted-average assumptions were used to determine the fair value of stock options granted:

	2001	2000	1999
Dividend yield	0%	0%	0%
Expected volatility	83%	74%	59%
Average expected option life	5 years	5 years	5 years
Risk-free interest rate	4.0% to 5.1%	5.0% to 6.3%	5.2% to 6.4%

The fair value of the associates' purchase rights granted in 2001 was $0.72. This estimation of fair value was based on the Black Scholes model with the following assumptions for 2001: dividend yield of 0%, expected volatility of 83%, expected life of 6 months, and a risk-free interest rate of 3.8%.

Stock option activity under CompuCom's plans is summarized below:

	2001 Shares (In thousands)	2001 Weighted-Average Exercise Price	2000 Shares (In thousands)	2000 Weighted-Average Exercise Price	1999 Shares (In thousands)	1999 Weighted-Average Exercise Price
Outstanding at beginning of year	6,426	$ 3.45	3,976	$ 3.78	3,994	$ 4.16
Granted	2,798	2.27	4,143	3.39	1,920	3.57
Exercised	(52)	2.21	(316)	3.13	(382)	1.65
Canceled	(1,638)	2.90	(1,377)	4.29	(1,556)	4.91
Outstanding at end of year	7,534	$ 3.14	6,426	$ 3.45	3,976	$ 3.78
Options exercisable at year-end	2,322	$ 3.67	1,188	$ 3.82	1,114	$ 4.13
Shares available for future grant	2,082		3,242		3,008	

The following summarizes information about the Company's stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (In thousands)	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable (In thousands)	Weighted-Average Exercise Price
$1.47 - $2.13	1,468	8.9	$ 2.05	308	$ 2.10
2.19 - 2.19	1,575	9.3	2.19	0	0.00
2.30 -3.14	623	9.1	2.87	50	3.00
3.19 - 3.19	1,755	6.7	3.19	1,146	3.19
3.25 – 12.50	2,113	7.5	4.65	818	4.97
$1.47 – $12.50	7,534	8.1	$ 3.14	2,322	$ 3.67

(12) Business Combinations

During 2001, CompuCom consummated four business combinations (collectively, "the 2001 acquisitions"). The 2001 acquisitions are described below and have been accounted for as purchase transactions. Accordingly, the consolidated financial statements reflect the operations of the acquired businesses from the respective dates of acquisition. The aggregate purchase price of the 2001 acquisitions, net of cash acquired, was approximately $121 million. CompuCom's preliminary allocation of the aggregate purchase price for the 2001 acquisitions consists of approximately $93 million to current assets, $1 million to non-current assets, $37 million to goodwill and other intangible assets, and $10 million to current liabilities. CompuCom used available cash to finance the 2001 acquisitions.

In January 2001, CompuCom purchased certain assets of MicroAge Technology Services, L.L.C. ("MTS", or "the MTS acquisition") for approximately $79 million. The assets were purchased out of bankruptcy court and primarily consisted of trade accounts receivable as well as vendor accounts receivable and inventory. The purchased assets were used by MTS primarily in its business as a systems integrator of personal computer products. As part of the MTS acquisition, the Company also hired certain of MTS' national sales force, technical service personnel and administrative personnel. The purchase price has been allocated to identifiable assets acquired and liabilities assumed based on their estimated fair market value at the date of acquisition. Approximately $1.3 million of negative goodwill was realized as a result of the MTS acquisition and is included in goodwill and other intangible assets in CompuCom's Consolidated Balance Sheet at December 31, 2001. In accordance with the transition provisions of SFAS No. 142, CompuCom expects this amount to be written-off in the first quarter of 2002 as a cumulative effect of a change in accounting principle.

In July 2001, CompuCom purchased certain assets and assumed certain liabilities of Excell Data Corporation ("Excell", or "the Excell acquisition") for approximately $27 million. The net assets acquired were used by Excell primarily in its business of high-end technical applications development, network infrastructure design and deployment and worldwide event technical planning and support. Essentially all of the Excell workforce, consisting of technical application developers, consultants, and administrative personnel were hired as part of the Excell acquisition. CompuCom is in the process of obtaining an independent third party valuation to determine any amount to be allocated to identifiable intangible assets. CompuCom will make the required adjustments, if any, upon completion of such valuation. Any remaining goodwill in connection with the Excell acquisition is expected to be deductible for tax purposes. In accordance with SFAS No. 141, the Company is not amortizing goodwill related to this acquisition.

In November 2001, CompuCom purchased certain assets and assumed certain liabilities associated with the application development division of E-Certify Corporation ("ClientLink", or "the ClientLink acquisition") for approximately $2 million and the surrender of such number of E-Certify Corporation's common stock to decrease the Company's percent ownership from 22% to 19% of outstanding shares. ClientLink provides high-end technical consulting, development, deployment and maintenance services. The ClientLink acquisition further expands the suite of CompuCom's service offerings. Since 1999, the Company accounted for its investment in E-Certify using the equity method. CompuCom is in the process of obtaining an independent third party valuation to determine any amount to be allocated to identifiable intangible assets. CompuCom will make the required adjustments, if any, upon completion of such valuation. Any remaining goodwill in connection with the E-Certify acquisition is expected to be deductible for tax purposes. In accordance with SFAS No. 141, the Company is not amortizing goodwill related to this acquisition.

In November 2001, CompuCom acquired Northern NEF, Inc. ("NNEF", or "the NNEF acquisition") for approximately $15 million. NNEF is a Federal systems integrator and solutions provider, whose services include systems engineering, software development, integration, test and training as well as related program management support services to various defense and civilian agencies of the Federal and state governments and commercial accounts. The NNEF acquisition provides Compucom with an entrance to the Federal marketplace and expands the capabilities NNEF can provide primarily to its Federal clients through CompuCom's existing service offerings. CompuCom is in the process of obtaining an independent third party valuation to determine any amount to be allocated to identifiable intangible assets. CompuCom will make the required adjustments, if any, upon completion of such valuation. Any remaining goodwill in connection with the NNEF acquisition is not expected to be deductible for tax purposes. In accordance with SFAS No. 141, the Company is not amortizing goodwill related to this acquisition.

The following unaudited pro forma financial information presents the combined results of operations as if the 2001 acquisitions had occurred as of the beginning of 2000, after giving effect to certain adjustments, including amortization of goodwill, increased financing expense on debt assumed to have been incurred in relation to the 2001 acquisitions and related income tax effects. The pro forma results do not necessarily represent results which would have occurred if the 2001 acquisitions had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

	(in thousands, except per share data)	
	2001	2000
Revenue	$ 1,862,853	$ 3,882,406
Earnings (loss) before extraordinary loss	$ 7,779	$ (31,020)
Diluted earnings (loss) per share before extraordinary loss	$ 0.14	$ (0.65)

(13) Related Party Transactions

In 1994, CompuCom loaned an officer and director $1,181,250 evidenced by a term note receivable, bearing interest at 6% per annum. The proceeds of the loan were used to purchase shares of the Company's common stock. In addition, in 1998, CompuCom loaned this individual $2,021,875 evidenced by a term note receivable, bearing interest at 5.1% per annum. The loan proceeds were used to exercise stock options. In January 2000, the individual transferred 685,635 shares of the Company's common stock to the Company in satisfaction of the two notes receivable plus accrued interest. As a result, CompuCom recorded a non-cash equity transaction of approximately $3.2 million to record treasury stock, at cost. This officer is no longer employed by the Company.

In 1997, CompuCom loaned an officer and director $661,251 evidenced by a term note receivable, bearing interest at 6.25% per annum and payable annually. A portion of the loan proceeds were used to exercise stock options. Principal on the note was due on June 17, 2000. Terms of the note were amended such that principal and accrued interest were due on November 30, 2001. In addition, in 1999, CompuCom loaned this individual $625,950 evidenced by a term note receivable, bearing interest at 5.74%, with both accrued interest and principal due November 30, 2000. A portion of the loan proceeds was used to exercise stock options. Terms of the note were amended such that principal and accrued interest were due on November 30, 2001. In connection with the severance arrangement with this former officer, CompuCom modified the terms of the original stock option grant and as a result recorded compensation expense of approximately $529,000 which is reflected in general and administrative expense in the Consolidated Statements of Operations for the year ended December 31, 1999. In February 2001, the individual transferred 473,418 shares of CompuCom's common stock to the Company in satisfaction of the notes receivable plus accrued interest. This officer is no longer employed by the Company.

In 1998, CompuCom loaned an officer and director $796,875 evidenced by a term note receivable, bearing interest at 4.33% per annum, with both accrued interest and principal due December 31, 2000. The loan proceeds were used to exercise stock options. This officer is no longer employed by the Company. In February 2001, the individual transferred 272,472 shares of the Company's common stock to CompuCom in satisfaction of the note receivable plus accrued interest.

All of the loans were full recourse loans. In addition, CompuCom retained physical possession of the applicable stock certificates to be held as collateral. Since February 2001, there have been no loans outstanding to any current or former officers or directors.

CompuCom has transactions in the normal course of business with Safeguard or companies affiliated with Safeguard. CompuCom recorded total revenues of approximately $0.8 million, $4.2 million, and $1.4 million in 2001, 2000, and 1999, respectively, with Safeguard and companies affiliated with Safeguard. As of December 31, 2001, Safeguard owned approximately 50% of CompuCom's outstanding common stock. Under a contractual agreement, CompuCom historically paid Safeguard a fee for providing certain administrative, legal and financial services. Effective April 1, 2000, that agreement was mutually terminated. General and administrative expenses include charges from Safeguard pertaining to the terminated arrangement of $150,000 in 2000 and $600,000 in 1999. In addition, CompuCom incurred consulting-related expenses of approximately $0.1 million in 2001, $1.1 million in 2000, and $3.5 million in 1999, respectively, with affiliates of Safeguard.

In July 2001, CompuCom purchased certain assets and assumed certain liabilities of Excell Data Corporation ("Excell") for approximately $27 million in cash, pursuant to the terms of the Asset Purchase Agreement entered into by and among CompuCom, Excell and Cambridge Technology Partners, Inc. ("Cambridge"), the parent of Excell. At the time of the acquisition, Safeguard held a 16.5% equity ownership interest in Cambridge.

In September 1999, CompuCom made a minority equity investment of $2.0 million in OPUS360 Corporation ("OPUS"). At the time of the investment, Safeguard held an approximate eight percent equity ownership interest in OPUS. In April 2000, CompuCom participated in the initial public offering of OPUS, recognizing a pretax gain of approximately $2.0 million from the sale of a portion of its investment in OPUS. In December 2000, CompuCom recorded a $1.0 million impairment charge for its investment in OPUS as such investment was judged to have experienced an other than temporary decline in value. Both the sale and impairment charge are reflected in Other income, net on the Company's Consolidated Statements of Operations for the year ended December 31, 2000. As of December 31, 2000, CompuCom had a remaining investment in OPUS, recorded at fair value, of approximately $0.1 million, which was included in Other assets on the Consolidated Balance Sheets. During 2001, the Company recorded a $0.1 million impairment charge for its remaining investment in OPUS as such investment was judged to have experienced an other than temporary decline in value.

(14) Earnings Per Share

In accordance with SFAS No. 128, "Earnings Per Share," basic earnings per common share have been computed based on net earnings after preferred stock dividend requirements and the weighted average number of common shares outstanding during each period. Diluted earnings per common share assumes conversion of dilutive convertible securities into common stock at the later of the beginning of the period or date of issuance and includes the add-back of related dividends, as required. Earnings per common share have been computed as follows (in thousands, except per share amounts):

	Year ended December 31, 2001		
	Income (Numerator)	Shares (Denominator)	EPS
Net earnings	$ 6,661		
Less: Preferred stock dividends	(900)		
Basic EPS			
Income available to common shareholders	5,761	48,034	$ .12
Effect of dilutive securities			
Stock options	-	411	
Diluted EPS			
Income available + assumed conversions	$ 5,761	48,445	$ .12

	Year ended December 31, 2000		
	Income (Numerator)	Shares (Denominator)	EPS
Net earnings	$ 5,118		
Less: Preferred stock dividends	(900)		
Basic EPS			
Income available to common shareholders	4,218	48,703	$ .09
Effect of dilutive securities			
Stock options	-	234	
Diluted EPS			
Income available + assumed conversions	$ 4,218	48,937	$ .09

	Year ended December 31, 1999		
	Income (Numerator)	Shares (Denominator)	EPS
Net earnings	$ 11,574		
Less: Preferred stock dividends	(900)		
Basic EPS			
Income available to common shareholders	10,674	47,657	$ .22
Effect of dilutive securities			
Stock options	-	617	
Diluted EPS			
Income available + assumed conversions	$ 10,674	48,274	$ .22

CompuCom has excluded from its calculations of diluted earnings per share 6,844,414 shares in 2001, 7,179,193 shares in 2000, and 3,453,249 shares in 1999, as they are considered anti-dilutive.

(15) Leases

CompuCom has noncancelable operating leases for facilities and equipment, which expire at various dates from 2001 to 2006, with the exception of the operating lease on CompuCom's headquarters facility, which expires in 2019. Total rental expense for operating leases was $9.3 million, $12.1 million, and $10.4 million in 2001, 2000, and 1999, respectively. Future minimum lease payments under noncancelable operating leases as of December 31, 2001 are as follows (in thousands):

2002	$ 9,971
2003	9,023
2004	6,286
2005	4,625
2006	4,154
2007 and thereafter	47,947
	$ 82,006

(16) Savings Plan

CompuCom modified its defined contribution plan (401(k) Matched Savings Plan) ("the Plan") in 1999. Previously, the Plan covered substantially all associates who had completed at least six months of qualifying service and allowed participant contributions in an amount between 1% and 10% of their eligible compensation. The modified Plan allows associates to participate in the Plan on the first day of employment and contribute up to 15% of eligible compensation. CompuCom matches 50% of each participant's qualifying contribution up to 4% of compensation, and an additional 25% of the next 2% of the participant's qualifying contributions. Amounts expensed relating to the Plan were $1.8 million, $2.3 million, and $2.6 million in 2001, 2000, and 1999, respectively.

(17) Quarterly Financial Data (Unaudited)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(in thousands, except per share amounts)			
2001				
Revenue:				
Product	$ 482,361	$ 419,718	$ 332,877	$ 298,611
Service	71,927	68,991	71,883	69,136
Total revenue	554,288	488,709	404,760	367,747
Gross margin:				
Product	42,090	37,894	33,085	31,081
Service	23,593	25,581	26,245	24,428
Total gross margin	65,683	63,475	59,330	55,509
Net earnings	$ 1,773	$ 2,065	$ 1,162	$ 1,661
Earnings per common share:				
Basic	0.03	0.04	0.02	0.03
Diluted	0.03	0.04	0.02	0.03

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(in thousands, except per share amounts)			
2000				
Revenue:				
Product	$ 511,645	$ 637,460	$ 656,383	$ 633,618
Service	64,066	64,151	68,493	74,821
Total revenue	575,711	701,611	724,876	708,439
Gross margin:				
Product	35,518	48,622	51,979	48,857
Service	18,956	20,378	27,287	32,623
Total gross margin	54,474	69,000	79,266	81,480
Net earnings (loss)	($ 10,261) (1)	$ 2,594 (2)	$ 5,100	$ 7,685 (3)
Earnings (loss) per common share:				
Basic	(.22) (1)	.05 (2)	.10	.15 (3)
Diluted	(.22) (1)	.05 (2)	.10	.15 (3)

(1) Includes after-tax restructuring charges designed to reduce the Company's cost structure of $3.1 million or $.06 per share

(2) Includes after-tax gain on sale of marketable securities of $1.2 million or $.02 per share

(3) Includes after-tax loss on write-down of marketable securities of $0.6 million or $.01 per share

(18) *Contingencies*

CompuCom has been named in a putative class action proceeding which arises out of the initial public offering of OPUS. Beginning in April 2001, CompuCom was named in putative class actions filed in Federal court in New York. The plaintiffs allege material misrepresentations and/or omissions in connection with the initial public offering of OPUS stock on April 7, 2000. The cases are brought against OPUS, its officers and directors, Safeguard, CompuCom, and OPUS's underwriters. In these cases, the plaintiffs allege, among other things, that the prospectus and registration statement for OPUS's initial public offering contained misrepresentations and/or omissions regarding: (1) OPUS's products, including Opus Xchange; (2) OPUS's cash flow and liquidity, including its "cash burn" rate; and (3) OPUS's relationships with its customers. Plaintiffs assert claims under Sections 11, 12 and 15 of the Securities Act of 1933. Plaintiffs seek damages in an amount in excess of $70 million. CompuCom and the other defendants have moved to dismiss this complaint for failure to state a claim upon which relief may be granted. While the outcome of this litigation is uncertain, CompuCom believes that it has valid defenses to plaintiffs' claims and intends to defend the lawsuits vigorously.

CompuCom is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on its consolidated financial position or results of operations, taken as a whole.

COMPUCOM'S MISSION

CompuCom leverages people, process, and technology to offer best-in-class solutions that enable, optimize, and operate the digital technology infrastructure.

COMPUCOM'S VISION

CompuCom will be recognized:

- by our shareholders as a high-growth company that is a source of pride and an investment of increasing value
- by our clients as an innovative, high-integrity partner dedicated to service quality excellence
- by our associates as the workplace of choice providing an environment that fosters professionalism, integrity, teamwork, freedom to make decisions and mistakes, pride, creativity, accountability, straightforward communications, personal development, and advancement

Transfer Agent and Registrar:
Please contact CompuCom's transfer agent, at the phone number or address listed below, with questions concerning stock certificates, transfer of ownership, or other matters pertaining to your stock account.

Mellon Investor Services
Stock Transfer Department
85 Challenger Road, Overpeck Centre
Ridgefield Park, NJ 07660
800.635.9270
www.melloninvestor.com

Independent Auditors:
KPMG LLP, Dallas, Texas

Annual Meeting:
Shareholders are cordially invited to attend CompuCom's annual meeting, which will be held on May 15, 2002 at 2:00 pm at the corporate headquarters located at 7171 Forest Lane in Dallas, Texas.

CompuCom has filed an Annual Report on Form 10-K with the Securities and Exchange Commission. Copies of this report can be obtained, at no charge, by writing to:

CompuCom Systems, Inc.
Investor Relations
7171 Forest Lane
Dallas, TX 75230
800.225.1475

CompuCom Systems, Inc.
7171 Forest Lane
Dallas, TX 75230
1.800.225.1475
www.compucom.com

NASDAQ: CMPC

CompuCom®